UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): December 26, 2017 (December 23, 2017)

Mallinckrodt public limited company

(Exact name of registrant as specified in its charter)

Ireland	001-35803	98-1088325
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3 Lotus Park, The Causeway, Staines-Upon-Thames,

Surrey TW18 3AG, United Kingdom

(Address of principal executive offices)

+44 017 8463 6700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

The Offer and the Merger

On December 23, 2017 , Mallinckrodt plc, an Irish public limited company (the “Company” or “Mallinckrodt”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sun Acquisition Co., a Delaware corporation and an indirect, wholly owned subsidiary of the Company (“Purchaser”), and Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), pursuant to which Purchaser will, on the terms and subject to the conditions set forth therein, commence a tender offer (the “Offer”) on or before January 16, 2018, to acquire all of the outstanding shares of Class A common stock, par value $0.01 per share, of Sucampo (the “Sucampo Shares”) at a purchase price of $18.00 per share in cash (the “Offer Price”), subject to any required withholding of taxes and without interest, and, following the completion of the Offer merge with and into Sucampo (the “Merger”), with Sucampo surviving the Merger as an indirect wholly owned subsidiary of the Company.

The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. At the effective time of the Merger, each outstanding Sucampo Share, other than shares owned by stockholders who have validly exercised their appraisal rights under Delaware law and shares owned by the Company, Purchaser, any wholly owned subsidiary of the Company or held in Sucampo’s treasury (which shares will be cancelled or converted into shares of the surviving corporation, as applicable), will be converted into the right to receive cash in an amount equal to the Offer Price, subject to any required withholding of taxes and without interest.

Effective as of immediately prior to the effective time of the Merger, each outstanding Sucampo stock option, restricted stock unit, and performance stock unit will fully vest (to the extent not vested) and will be cancelled and converted into the right to receive an amount in cash (without interest and subject to any applicable withholding) equal to the product of the Offer Price and the number of Sucampo Shares underlying such award (in the case of performance stock units, determined based on “target” levels), less, in the case of stock options, the applicable exercise price.

Conditions to the Offer and the Merger

Purchaser’s obligation to accept shares tendered in the Offer is subject to customary conditions, including, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms, (ii) that the number of Sucampo Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, when considered together with all other Sucampo Shares (if any) otherwise beneficially owned by the Company or any of its wholly owned subsidiaries, would represent one more than 50% of the total number of Sucampo Shares outstanding at the time of the expiration of the Offer, (iii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, (iv) that no governmental authority shall have issued any judgment, injunction or other order or enacted any law that makes the Offer or the Merger illegal or otherwise prohibits the acquisition of or payment for Sucampo Shares in the Offer consummation of the Offer or the Merger, (v) the absence of certain material adverse effects on Sucampo and (vi) the delivery of certain financial information.

The Merger is subject to the following closing conditions: (x) Purchaser must have accepted for payment all Sucampo Shares validly tendered pursuant to the Offer and not validly withdrawn and (y) no governmental authority having issued any judgment, injunction or other order or enacted any law that makes the Merger illegal or otherwise prohibits the consummation of the Merger.

Representations and Warranties; Covenants

Sucampo has made customary representations and warranties to Mallinckrodt and Purchaser in the Merger Agreement. Sucampo has also agreed to customary covenants, including, among other things, covenants (i) not to solicit alternative proposals from third parties for a transaction with respect to Sucampo and (ii) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger.

Each of Mallinckrodt and Purchaser has made customary representations and warranties to Sucampo in the Merger Agreement. In addition, the Merger Agreement contains customary covenants of Mallinckrodt and Purchaser, including, among other things, a covenant of Mallinckrodt to use its reasonable best efforts to obtain the proceeds of the debt financing required to consummate the transactions.

Termination and Termination Fees

The Merger Agreement contains certain customary termination rights for both Mallinckrodt and Sucampo, including, among others, for failure to consummate the Offer on or before June 21, 2017 (the “End Date”).

Upon termination of the Merger Agreement under specified circumstances, including a termination by Sucampo to enter into an agreement for an alternative transaction that constitutes a “Superior Offer” (as defined in the Merger Agreement), Sucampo has agreed to pay Mallinckrodt a termination fee of $44 million.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement filed herewith as Exhibit 2.1, which is incorporated herein by reference.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Mallinckrodt, Purchaser or Sucampo, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Sucampo to the Company in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Item 7.01. Regulation FD Disclosure.

On December 26, 2017, Mallinckrodt and Sucampo issued a joint press release announcing the execution of the Merger Agreement described above. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Also on December 26,2017, Mallinckrodt gave an investor presentation regarding the proposed acquisition of Sucampo. A copy of the presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 8.01. Other Events.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, certain stockholders of Sucampo (collectively, the “Stockholders”) have entered into a Tender and Support Agreement, dated as of December 23, 2017, with the Company and Purchaser (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Stockholders agreed, among other things, to tender all of their Sucampo Shares (representing in the aggregate approximately 32% of the total outstanding Sucampo Shares) into the Offer, and, subject to certain exceptions, not to transfer their Sucampo Shares that are subject to the Support Agreement. The Support Agreement will terminate with respect to a Stockholder upon the first to occur of (i) the valid termination of the Merger Agreement, (ii) the completion of the Merger, (iii) entry into an amendment or modification of the Merger Agreement or any waiver of Sucampo’s rights under the Merger Agreement, in each case that results in a decrease in, or change in the form of, the Offer Price, or an extension of the End Date or (iv) mutual written consent of the Company and such Stockholder.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Commitment Letter

In connection with the Merger Agreement, a subsidiary of the Company entered into a debt commitment letter, dated as of December 23, 2017 (the “Commitment Letter”), with Deutsche Bank AG New York Branch (“DBNY”) and Deutsche Bank Securities Inc., pursuant to which, among other things, DBNY has committed to provide, subject to the terms and conditions of the Commitment Letter, up to $500 million in aggregate principal amount of senior secured term loans.

Additional Information and Where to Find It

The tender offer for the outstanding Sucampo Shares referenced in this current report on Form 8-K has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Mallinckrodt and Purchaser will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Mallinckrodt and Purchaser will file tender offer materials on Schedule TO, and thereafter Sucampo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SUCAMPO SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SUCAMPO SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Sucampo Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed by Mallinckrodt and Purchaser with the SEC will also be available free of charge on the Investor Relations section of its website at www.mallinckrodt.com and copies of the documents filed by Sucampo with the SEC will be available free of charge on Sucampo’s website at www.sucampo.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Sucampo and Mallinckrodt file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Sucampo or Mallinckrodt at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Sucampo’s and Mallinckrodt’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things:

•	general economic conditions and conditions affecting the industries in which Mallinckrodt and Sucampo operate;

•	Mallinckrodt’s and Sucampo’s ability to protect intellectual property rights;

•	the parties’ ability to satisfy the Offer and Merger Agreement conditions and consummate the Offer and the Merger on the anticipated timeline or at all;

•	the availability of financing, including the financing contemplated by the Commitment Letter, on anticipated terms or at all;

•	Mallinckrodt’s ability to successfully integrate Sucampo’s operations and employees with Mallinckrodt’s existing business;

•	the ability to realize anticipated growth, synergies and cost savings;

•	Sucampo’s performance and maintenance of important business relationships;

•	Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration;

•	customer concentration;

•	cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations;

•	Mallinckrodt’s ability to successfully develop or commercialize new products;

•	competition;

•	Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally;

•	product liability losses and other litigation liability;

•	the reimbursement practices of a small number of large public or private issuers;

•	complex reporting and payment obligation under healthcare rebate programs;

•	changes in laws and regulations;

•	conducting business internationally;

•	foreign exchange rates;

•	material health, safety and environmental liabilities;

•	litigation and violations;

•	information technology infrastructure; and

•	restructuring activities.

Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 30, 2016, as well as Sucampo’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2016. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Sucampo or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits. See Exhibit Index.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of December 23, 2017, by and among Mallinckrodt plc, Sun Acquisition Co. and Sucampo Pharmaceuticals, Inc.

99.1	Tender and Support Agreement, dated as of December 23, 2017, by and among Mallinckrodt plc, Sun Acquisition Co. and each of the persons set forth on Schedule A thereto.

99.2	Press Release, dated December 26, 2017.

99.3	Investor Presentation, dated December 26, 2017.

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 26, 2017

MALLINCKRODT PUBLIC LIMITED COMPANY
(registrant)

By:	/s/ Michael-Bryant Hicks
Name: Michael-Bryant Hicks
Title: General Counsel